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NEEMA NASSIRI neema.nassiri@dechert.com +1 212 641 5633 Direct +1 212 698 0420 Fax

September 6, 2019

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

File Nos. 033-17619 and 811-05349

Dear Mr. Williamson:

This letter responds to the additional comment you provided to me during a telephonic discussion on September 3, 2019, in connection with your review of our prior correspondence filed with the Securities and Exchange Commission on August 30, 2019, concerning your review of Post-Effective Amendment No. 758 (“PEA No. 758”) to the Registrant’s registration statement. PEA No. 758 was filed on June 27, 2019, pursuant to Rule 485(a) under the Securities Act of 1933, for the primary purpose of registering Drexel Hamilton Class Shares of the Goldman Sachs Financial Square Government Fund and the Goldman Sachs Financial Square Prime Obligations Fund (the “Funds”). We have reproduced your additional comment below, followed by the Registrant’s response. Capitalized terms have the meanings attributed to such terms in the registration statement or our prior correspondence.

Prior Correspondence (August 30, 2019)

1.

Comment: We note in your second response the parenthetical reference to intermediaries that “qualify for an exemption from” registration as broker-dealers. Please tell us more about these intermediaries and the scope of the sales activities, e.g., but without limit, what types of entities or persons are covered, what exemptions do they claim, what legal obligations do they typically have when selling, and what types of persons or entities can they sell to.

Response: The reference to an “exemption” from broker-dealer registration was intended to capture the various means through which the Funds may be purchased without the use of a registered broker-dealer. Our previous response was not intended to suggest that clients would purchase the Funds through specific entities that are subject to an exemption. In this regard, while the Funds currently expect that clients

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of Drexel Hamilton may purchase Drexel Hamilton Class Shares of the Funds via registered broker-dealers, we note that there are other channels through which such clients could potentially purchase the Funds that do not involve a registered broker-dealer. For instance, one channel may be through a bank that comes within an exception (rather than exemption) from the definition of “broker” in Section 3(a)(4)(B) of the Securities Exchange Act of 1934 and Regulation R thereunder. In addition, some clients may have technological solutions in the form of order management or other similar type systems that permit the client to transmit order messages directly to the Funds’ transfer agent much like any other direct-to-fund arrangement (e.g., analogous to a check-and-application purchase where the client submits orders directly to a fund or its transfer agent).

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We believe that the foregoing has been responsive to the Staff’s additional comment. Please call the undersigned at (212) 641-5633 if you wish to discuss this correspondence further.

Sincerely,

/s/ Neema Nassiri
Neema Nassiri

cc:	Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP